EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

Symmetricom, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,					Three Months
						Ended
						September 30,
	2001	2002	2003	2004	2005	2005
	(in thousands)
Earnings:

Pretax earning from continuing operations	$34,877	$(8,973)	$(46,500)	$(4,373)	$20,298	$1,808
Add Fixed charges	1,073	1,128	1,208	1,341	$1,585	1,460
Earnings/(losses)	$35,950	$(7,845)	$(45,292)	$(3,032)	$21,883	$3,268

Fixed Charges:

Interest expenses	$664	$661	$628	$585	$814	$1,238
Interest Expenses on Operating Rent	409	467	580	756	771	222
Fixed charges	$1,073	$1,128	$1,208	$1,341	$1,585	$1,460

Ratio of earnings to fixed charges	33.5	—	—	—	13.8	2.2